SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXHIBIT 21

(CVM Ruling no. 481/09)

INFORMATION REGARDING THE APPRAISERS

1.         List the appraisers recommended by the management

Answer: The management of Braskem S.A. (“Braskem” or “Company”) hired PricewaterhouseCoopers Auditores Independentes (PwC), established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, enrolled in the National Register of Legal Entities (CNPJ/MF) under no. 61.562.112/0002-01, originally registered with the Regional Accounting Council of the State of São Paulo under no. 2SP000160/O-5 and secondarily with the Regional Accounting Council of the State of Rio de Janeiro under no. 2SP000160/O-5 "F" RJ, to prepare the appraisal of shares issued by Quattor Participações S.A. (“Quattor”), at its equity book value, in order to determine Braskem’s capital increase resulting from the merger of shares of Quattor into Braskem.

Furthermore, Braskem’s management hired Banco Bradesco BBI S.A., a financial institution enrolled in CNPJ/MF under no. 06.271.464/0073-93, with its principal place of business at Av. Paulista nº 1.450, 8º andar, City and State of São Paulo (“Bradesco BBI”) to prepare, on an independent basis, an appraisal of the economic value of Braskem’s and Quattor’s shares, the result of which served as a basis to determine the replacement ratio applicable to the merger of shares.

2.         Describe the qualification of the recommended appraisers

Answer: PwC was nominated by Braskem’s management to issue the appraisal report of shares issued by Quattor at its equity book value, first because it is the company which audits Quattor, which makes it the most qualified company to confirm Quattor’s net worth, as well as to guarantee synergies among evaluations carried out recently and such equity appraisal. Additionally, PwC has great experience in doing this type of work, with several similar reports filed in the Securities Commission.

Braskem’s management has chosen Bradesco BBI to issue the economic and financial appraisal report of shares issued by Quattor and Braskem, taking into consideration Bradesco BBI’s great experience in developing Mergers and Acquisitions (“M&A”), Variable and Fixed Income transactions, Structured Transactions and Funding of Projects. As regards M&A, Bradesco BBI assists important clients with mergers, acquisitions, assets sale, creation of joint ventures, corporate restructuring and privatization. It is the lead company in its business, ranking first in terms of announced M&A transactions values and number of completed M&A transactions in Brazil in the last twelve months, according to the rank published by the Brazilian Financial and Capital Markets Association [Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais](“ANBIMA”) on March 31 2010.

Bradesco BBI has acted as financial adviser for important Merger and Acquisition transactions, having prepared appraisal reports and/or fairness opinions for several companies, namely:

Year	Client	Appraisal Subject Matter	Transaction	Industry
2010	Braskem	Quattor; RioPol	Merger of Quattor and RioPol into Braskem	Petrochemical
2009	Cemig	Light	Interest Acquisition	Energy Distribution
2009	Cmpc	Melhoramentos	Takeover (buyout)	Pulp and Paper
2009	Braskem	Petroquímica Triunfo	Merger of Triunfo into Braskem	Petrochemical
2009	Telemig Celular Participações	VIVO	Merger of Telemig into VIVO	Telecommunication
2008	VCP Votorantim	Aracruz	Merger to acquire the total capital	Pulp and Paper
2008	IPU Participações S.A.	Abyara	Takeover (acquisition of share control)	Real Estate
2008	Bertin	Leco	Takeover (buyout)	Food
2008	Bertin	Vigor	Takeover (buyout)	Food
2008	Bovespa	BM&FBovespa	Merger	Financial Services

3.         Provide copy of all work and compensation proposals for the recommended appraisers

Answer: A copy of the work and compensation proposal for appraisers was made available to Braskem’s shareholders, through the IPE System, and can be found in CVM’s website (www.cvm.gov.br) and BM&FBOVESPA’s website (www.bovespa.com.br).

4.         Describe any relevant relationship in the past three (3) years between the recommended appraisers and parties related to the company, as defined in the accounting rules regarding this issue

Answer: As regards PwC, we inform that this independent auditing firm renders auditing services to the company which holds the share control of the Company, to its controlled companies and the Company’s own controlled companies.

The relationship between Bradesco BBI and the Company (and its controlled companies, if applicable), in the past three years refers to commercial transactions involving the rendering of services related to financial advising, Receivables Investment Funds (FIDC) transactions and elaboration of economic and financial appraisal reports.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.